UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)
Date March 25, 2009	By	/s/ Cathy Wolverton
(Signature)*
Cathy Wolverton Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

InNexus Biotechnology Announces a Loan Facility of up to USD$2.5 Million
BRITISH COLUMBIA, CANADA — 25 March 2009 — InNexus Biotechnology Inc, (TSX VENTURE: IXS.V, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL) technology, is pleased to announce that the Company has entered into a loan facility with a group of investors for an aggregate amount of up to USD$2.5 million.
The loan facility, subject to final approval of the TSX, bears interest at 12.5% payable in cash or in Common Shares of InNexus, subject to regulatory approval, and matures 6 months from the date of drawdown. InNexus is entitled to extend the term for a further 6 months. The loans are repayable at any time subject to a 5% penalty. In connection with the loan, InNexus will issue to the lenders at closing common share purchase warrants obtained by a) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. Each warrant will entitle the holder to acquire one common share of InNexus at a price equal to the then prevailing market price, which shall be the same as b), above. The purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the loan.
Proceeds of the loan facility are intended to be used for paying current liabilities and operating expenses for InNexus’ continued research and development programs.
Concurrently, InNexus announces the resignations of Glenn Williamson and Laurence Luke from the company’s Board of Directors, effective March 6, 2009. Chairman Jeff Morhet commented, “I thank Mr. Williamson and Mr. Luke for the work and support of InNexus over the last two years. The entire Board also thanks them for their contribution.” Their decision to leave the Company’s Board is not based on or reflective of any disagreement related to the Company’s operations, policies or practices. The Company does not intend on replacing the Directors at this point and this supports other cost-saving measures.
About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL antibodies utilize unique, novel and patented methods and technologies of InNexus.
InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control, which may cause actual results or performance to differ materially from those currently anticipated in such statements.
Contact
Cathy Wolverton
Principal Accounting Officer
InNexus Biotechnology Inc.
480-862-7500